Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Recro Pharma Inc.

We consent to the incorporation by reference in the Registration Statements (Nos. 333-194730, 333-206309, 333-208749 and 333-208750) on Form S-8, (No. 333-206492) on Form S-3 and (No. 333-201841) on Form S-1 of Recro Pharma, Inc. of our report dated March 24, 2016, with respect to the consolidated balance sheets of Recro Pharma, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, redeemable convertible preferred stock and shareholders’ equity (deficit), and cash flows for the years then ended, which report appears in the December 31, 2015 annual report on Form 10-K of Recro Pharma, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 24, 2016